Exhibit 99.2

Form 51-102F3

Material Change Report

1.	Name and Address of Company

Cronos Group Inc.

720 King Street West, Suite 320

Toronto, Ontario

M5V 2T3

2.	Date of Material Change

March 8, 2019

3.	News Release

The news release with respect to the material change referred to in this report was disseminated on March 8, 2019 through the facilities of Canada Newswire. A copy of such news release is attached hereto as Schedule “A”.

4.	Summary of Material Change

On March 8, 2019, Cronos Group Inc. (the “Company”) announced the completion of the previously announced C$2.4 billion equity investment in the Company by Altria Group, Inc. (“Altria”).

In connection with the closing of the transaction, the board of directors of the Company (the “Board”) was expanded from five to seven members and reconstituted to include pre-existing directors Mike Gorenstein, Jim Rudyk and Jason Adler as well as four new directors nominated by Altria: Kevin “K.C.” Crosthwaite Jr., Bronwen Evans, Murray Garnick and Bruce Gates.

The Company also announced the appointment of Jerry Barbato as Chief Financial Officer of the Company, effective April 15, 2019. Mr. Barbato will assume the role of Chief Financial Officer of the Company from William Hilson, who will serve as the Company’s Chief Commercial Officer, effective April 15, 2019.

5.	Full Description of Material Change

Closing of Private Placement

On March 8, 2019, the Company announced the closing of the C$2.4 billion equity investment in the Company by Altria. As previously announced, Altria’s investment represents an approximate 45% ownership interest in the Company. Altria also has a warrant to acquire additional ownership in the Company, which is exercisable over the next four years. As of the date of closing, if the warrant was exercised in full it would increase Altria’s ownership in the Company to approximately 55% of the issued and outstanding shares of the Company and provide the Company with additional proceeds of approximately C$1.4 billion.

Concurrent with the closing, the Company and Altria entered into an investor rights agreement (the “Investor Rights Agreement”) substantially on the terms described in the Company’s management information circular dated December 31, 2018.

Director Additions

In connection with the closing, the Board was expanded from five to seven members. The Board now includes pre-existing directors Mike Gorenstein, the Company’s Chairman, President and Chief Executive Officer; Jim Rudyk, Chief Financial Officer of Roots Corporation, who will serve as lead director; and Jason Adler, Founder and Managing Partner of Gotham Green Partners GP, as well as four new directors nominated by Altria:

•	Kevin “K.C.” Crosthwaite Jr., Senior Vice President, Chief Strategy and Growth Officer of Altria;

•	Bronwen Evans, Independent Consultant and Brand Strategist;

•	Murray Garnick, Executive Vice President and General Counsel of Altria; and

•	Bruce Gates, Founding Partner of Three Oaks Strategies LLC.

The Board will continue to have two committees. The Audit Committee will include Jason Adler, Bronwen Evans and Jim Rudyk, who will serve as Chair of the Audit Committee. The Compensation Committee will include Jason Adler, Jim Rudyk and Kevin Crosthwaite Jr., who will serve as Chair of Compensation Committee. Concurrent with and effective upon closing of Altria’s investment in the Company, Alan Friedman and Michael Coates retired from the Board. Michael Coates will continue to serve as a Canadian regulatory advisor to the Board.

New Chief Financial Officer and Chief Commercial Officer

On March 8, 2019, the Company also announced that Jerry Barbato, most recently Senior Director of Corporate Strategy at Altria, has joined the Company and has been appointed Chief Financial Officer of the Company, effective April 15, 2019. Mr. Barbato assumes the role of Chief Financial Officer of the Company from William Hilson, who will serve as the Company’s Chief Commercial Officer, a newly created role, effective April 15, 2019. As Chief Commercial Officer, Mr. Hilson will report to Michael Gorenstein, Chairman, President and Chief Executive Officer of the Company, and be responsible for further enhancing the commercial strategy as well as the product and research development priorities of the Company.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

The following executive officer is knowledgeable about the material change and this report:

Michael Gorenstein

Chairman, President and Chief Executive Officer

Tel: (416) 504-0004

9.	Date of Report

March 15, 2019

SCHEDULE “A”

Cronos Group Inc. Closes C$2.4 Billion Strategic Growth Investment from Altria Group, Inc.

Four New Directors Join Cronos Group Board

Jerry Barbato Appointed Chief Financial Officer of Cronos Group;

William Hilson Appointed Chief Commercial Officer

TORONTO, March 8, 2019 – Cronos Group Inc. (NASDAQ: CRON) (TSX: CRON) (“Cronos Group” or the “Company”) today announced that the C$2.4 billion equity investment in the Company by Altria Group, Inc. (NYSE: MO) (“Altria”) has closed. As previously announced, Altria’s investment represents an approximate 45% ownership interest in Cronos Group. Altria also has a warrant to acquire additional ownership in Cronos Group, which is exercisable over the next four years. If exercised in full today, the warrant would increase Altria’s ownership in Cronos Group to approximately 55% and provide Cronos Group with additional proceeds of approximately C$1.4 billion.

“We are delighted to close this transaction and kick-off a relationship that we expect to lead to significant growth and value creation,” said Mike Gorenstein, Cronos Group’s Chairman, President and Chief Executive Officer. “Altria’s investment and the services they will provide to Cronos Group will enhance our financial resources, and allow us to expand our product development and commercialization capabilities, and regulatory expertise to better position Cronos Group to compete, scale and lead the rapidly growing global cannabis industry. We look forward to the many opportunities we expect this relationship to create.”

“We’re excited to finalize our investment in Cronos Group and to support their talented team,” said Howard Willard, Altria’s Chairman and Chief Executive Officer. “Cronos Group is our exclusive partner in the emerging global cannabis category and represents an exciting new growth opportunity for Altria.”

Director Additions

In connection with the closing, the board of directors of Cronos Group (the “Cronos Group Board”) has been expanded from five to seven members. The Cronos Group Board will include existing directors, Mike Gorenstein, Jim Rudyk, Chief Financial Officer of Roots Corporation, who will serve as lead director, and Jason Adler, Founder and Managing Partner of Gotham Green Partners GP, as well as four new directors nominated by Altria:

•	Kevin “K.C.” Crosthwaite Jr., Senior Vice President, Chief Strategy and Growth Officer of Altria;

•	Bronwen Evans, Independent Consultant and Brand Strategist;

•	Murray Garnick, Executive Vice President and General Counsel of Altria; and

•	Bruce Gates, Founding Partner of Three Oaks Strategies LLC

The Cronos Group Board will continue to have two committees. The Audit Committee will include Mr. Adler, Ms. Evans, and Mr. Rudyk who will serve as Chair of the Audit Committee. The Compensation Committee will include Mr. Adler, Mr. Rudyk, and Mr. Crosthwaite Jr. who will serve as Chair of Compensation Committee.

“We are pleased to welcome these new directors to the Cronos Group Board and look forward to benefitting from their experience and expertise as we continue our strategic growth and international development,” said Mike Gorenstein. “We also extend our gratitude to Alan Friedman and Michael Coates, who will be retiring from the Cronos Group Board. We appreciate their service to the Company.”

Mr. Coates will continue to serve as a Canadian regulatory advisor to Cronos Group’s Board of Directors.

New Chief Financial Officer and Chief Commercial Officer

Cronos Group also announced today that Jerry Barbato, most recently Senior Director of Corporate Strategy at Altria, has joined Cronos Group and has been appointed Chief Financial Officer of the Company, effective April 15, 2019. Mr. Barbato assumes the CFO role from William Hilson, who will serve as Cronos Group’s Chief Commercial Officer, a newly created role, effective April 15, 2019. As Chief Commercial Officer, Mr. Hilson will report to Mr. Gorenstein and be responsible for further enhancing the commercial strategy as well as the product and research development priorities of the Company.

“These appointments demonstrate our commitment to a premier leadership team with the skills and experience necessary to support our next phase of growth and development,” said Mike Gorenstein. “In addition to benefiting from Jerry’s finance expertise, we expect his first-hand knowledge of Altria to help ensure we fully capitalize on our partnership with them. William is a valuable contributor to our team, and we expect his scientific and pharmaceutical knowledge to further enhance the commercial strategy and R&D initiatives for the Company. I am excited to work with Jerry and William as we continue building a leading, innovative global cannabinoid company.”

Mr. Barbato joins Cronos Group with 20 years of experience in strategic planning, corporate financial analysis and services, and brand management. Prior to joining Cronos Group, he held various roles within the Altria family of companies. Mr. Barbato joined Altria in 2003 and served in leadership roles within the Finance, Strategy & Business Development and Marketing functions, and most recently held the role of Senior Director of Corporate Strategy. He has broad experience in both finance and operating roles, as well as managing operations in regulated international markets. Mr. Barbato supported the Marlboro brand and provided analysis that shaped brand strategies for Altria’s smokeable segment. He also served as Assistant General Manager for a joint venture, Richmark GmbH, in Zurich, Switzerland. Mr. Barbato holds a BS in Accounting from Marquette University and an MBA from the University of Maryland, University College.

Prior to joining Cronos Group in 2016, Mr. Hilson spent more than 15 years with multinational pharmaceutical companies as the President of Hillhurst Management Inc. and CFO of EMD Inc. and Serono Canada Inc., and Director of Finance for Hemosol Inc. Mr. Hilson’s specialty is in pharmaceuticals with a proven track record of driving business objectives and growth, increasing efficiencies, overseeing clinical programs and product launch activities and increasing profit. Mr. Hilson graduated from the University of Western Ontario with an Honors BS in Genetics, and from the University of Toronto with a Master of Science Clinical Biochemistry. His academic work has been published internationally. Mr. Hilson was a member of the Board of Directors of EMD Inc., Canada and EMD Crop Bioscience and he is a member of Chartered Professional Accountants of Canada.

About Cronos Group’s New Directors

•

Kevin “K.C.” Crosthwaite serves as Senior Vice President, Chief Strategy and Growth Officer at Altria. In this role, Mr. Crosthwaite identifies and pursues Altria’s strategic and innovative product growth priorities. Since joining Philip Morris USA in 1997, Mr. Crosthwaite has held several leadership positions across Altria’s family of companies, including President and Chief Executive Officer for Philip Morris USA, where he oversaw operations for Philip Morris USA and John Middleton, as well Vice President, Strategy and Business Development, and Vice President & General Manager at Marlboro. Mr. Crosthwaite also led Altria Ventures’ international efforts with innovative tobacco products. Mr. Crosthwaite currently serves on the Board of Directors for United Negro College Fund and the Richmond Forum. Mr. Crosthwaite received his BA from Marquette University and his MBA from Providence College.

•

Bronwen Evans is an independent consultant drawing on 20 years of experience in the charitable, corporate and government sectors to provide clients with business development and brand strategies for transformational growth. Ms. Evans was a Founding Director of the True Patriot Love Foundation, where she served as its first CEO from 2012 to 2019 and raised record funds to support 25,000 Canadian military and veteran families. Before that, Ms. Evans was the Vice President of Marketing and Corporate Affairs at Medcan Health Management, and became the company’s first Chief Privacy Officer. She is a recipient of The Queen’s Diamond Jubilee Medal (2012) and currently serves as Director, Secretary and Chair of the Governance Committee of Kingsway College School. Ms. Evans holds a BA in Philosophy (with Honors) from McGill University, and a Master of Arts in Philosophy with a concentration in Biomedical Ethics from Carleton University.

•

Bruce Gates is a Founding Partner of Three Oaks Strategies LLC, a management, policy and communications consulting firm based in Alexandria, Virginia. He is also the Founding Partner of Three Oaks Asset Management LLC, a family office/venture capital firm. Prior to his retirement from Altria in November 2017, Mr. Gates served as a Senior Vice President of External Affairs for Altria Client Services. In his role, he led the Government Affairs and Corporate Affairs departments and directed the company’s strategies involving governments, corporate communications, philanthropic programs and corporate social responsibility. Before assuming that role in 2011, Mr. Gates was Altria’s Senior Vice President of Government Affairs. He currently serves on the board of a private company, Aliro, and also on a number of non-profit boards, including The Boulder Crest Retreat for Wounded Warriors and Veteran Wellness, D.C. Sail, and the Congressional Institute. Recently, he joined the Board of Trustees for the Ford’s Theatre. Mr. Gates received his BA from the University of Georgia.

•

Murray Garnick serves as Executive Vice President and General Counsel of Altria. In his role since 2017, he leads the company’s Law Department, Regulatory Affairs and Regulatory Sciences. Mr. Garnick previously served as Deputy General Counsel for Altria Client Services, a subsidiary of Altria, which provides professional services and support to Altria and its operating companies. At Altria, Mr. Garnick has led the legal support for sales, marketing, regulation, and product development and intellectual property matters. He has also supervised the management of tobacco, health and all other litigations brought against Altria and its operating companies. Prior to joining Altria in 2008 as Senior Vice President, Litigation and Associate General Counsel, Mr. Garnick served for more than two decades as a senior litigation partner at the law firm of Arnold & Porter in Washington, D.C. and currently serves on the Board of Trustees of Newseum in Washington, D.C. Mr. Garnick received his BA from the University of Georgia and his JD from the University of Georgia School of Law.

About Cronos Group

Cronos Group is a globally diversified and vertically integrated cannabis company with a presence across five continents. Cronos Group operates two wholly-owned Canadian licensed producers: Peace Naturals Project Inc., which was the first non-incumbent medical cannabis license granted by Health Canada, and Original BC Ltd., which is based in the Okanagan Valley, British Columbia. Cronos Group has multiple international production and distribution platforms and partnerships across five continents. Cronos Group intends to continue to rapidly expand its global footprint as it focuses on building an international iconic brand portfolio and developing disruptive intellectual property. Cronos Group is committed to building industry leading companies that transform the perception of cannabis and responsibly elevate the consumer experience.

Altria’s Profile

Altria’s wholly-owned subsidiaries include Philip Morris USA Inc. (PM USA), U.S. Smokeless Tobacco Company LLC (USSTC), John Middleton Co. (Middleton), Sherman Group Holdings, LLC and its subsidiaries (Nat Sherman), Ste. Michelle Wine Estates Ltd. (Ste. Michelle) and Philip Morris Capital Corporation (PMCC). Altria holds equity investments in Anheuser-Busch InBev SA/NV (AB InBev), JUUL Labs, Inc. (JUUL) and Cronos Group, Inc (Cronos Group).

The brand portfolios of Altria’s tobacco operating companies include Marlboro®, Black & Mild®, Copenhagen® and Skoal®. Ste. Michelle produces and markets premium wines sold under various labels, including Chateau Ste. Michelle®, Columbia Crest®, 14 Hands® and Stag’s Leap Wine Cellars™, and it imports and markets Antinori®, Champagne Nicolas Feuillatte™, Torres® and Villa Maria Estate™ products in the United States. Trademarks and service marks related to Altria referenced in this release are the property of Altria or its subsidiaries or are used with permission.

More information about Altria is available at altria.com and on the Altria Investor app, or follow us on Twitter, Facebook and LinkedIn.

Forward-Looking Statements

This news release contains “forward-looking information” and “forward-looking statements” within the meaning of applicable securities laws (collectively, “forward-looking statements”), which are based on the Company’s current internal expectations, estimates, projections, assumptions and beliefs. All information contained herein that is not clearly historical in nature may constitute forward-looking statements. In some cases, forward-looking statements can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “likely”, “should”, “would”, “plan”, “anticipate”, “intend”, “potential”, “proposed”, “estimate”, “believe”, or other similar words, expressions, phrases, including negative and grammatical variations thereof, or statements that certain events or conditions “may” or “will” happen, or by discussions of strategy. Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, targets, guidance or other statements that are not statements of historical fact. Forward-looking statements are provided for the purposes of assisting the reader in understanding our financial performance, financial position and cash flows as at and for periods ended on certain dates and to present information about management’s current expectations and plans relating to the future and the reader is cautioned that such information may not be appropriate for any other purpose. Some of the forward-looking statements contained in this press release, include, but are not limited to, statements with respect to: the anticipated benefits of the transaction and our strategic relationship with Altria; including, without limitation, our position in supporting cannabinoid innovation and creating differentiated products and brands across medical and recreational categories, expanding our global footprint and growing production capacity; the composition of the Cronos Group Board; our business and operations; our strategy for future growth; expanding our global footprint, including the timing thereof; our intention to build an international iconic brand portfolio and develop disruptive intellectual property and our ability to build an industry leading company that transforms the perception of cannabis and responsibly elevates the consumer experience. No forward-looking statement can be guaranteed and Cronos Group cannot guarantee the future statements contained herein. Forward-looking statements are based upon certain material assumptions that were applied in drawing a conclusion or making a forecast or projection, including management’s perceptions of historical trends, current conditions and expected future developments, as well as other considerations that are believed to be appropriate in the circumstances. While we consider these assumptions to be reasonable based on information currently available to management, there is no assurance that such expectations will prove to be correct. By their nature, forward-looking statements are subject to inherent risks and uncertainties that may be general or specific and which give rise to the possibility that expectations, forecasts, predictions, projections or conclusions will not prove to be accurate, that assumptions may not be correct and that objectives, strategic goals and priorities will not be achieved. A variety of factors, including known and unknown risks, many of which are beyond our control, could cause actual results to differ materially from the forward-looking statements in this press release. Such factors include, without limitation, those discussed in the Company’s management’s discussion and analysis for the three and nine month periods ended September 30, 2018 and September 30, 2017, the Company’s annual information form for the year ended December 31, 2017, and the Management Information Circular

dated December 31, 2018, all of which have been filed on the Company’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Readers are cautioned to consider these and other factors, uncertainties and potential events carefully and not to put undue reliance on forward-looking statements. Forward-looking statements contained herein are made as of the date of this press release and are based on the beliefs, estimates, expectations and opinions of management on the date such forward-looking statements are made. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events or results or otherwise or to explain any material difference between subsequent actual events and such forward-looking statements, except as required by applicable law.

Cronos Group Contact

Anna Shlimak

(416) 504-0004

investor.relations@thecronosgroup.com